Letter from the CEO

Dear Shareholders,

2016 was quite a year of transition from bear market to bull market for the precious metals in general, and Endeavour Silver in particular. The gold price rose 29% from its $1,060 per ounce bottom in January to a $1,370 top in July (all amounts in US dollars). Silver outperformed gold, jumping 48% from its $13.90 per ounce low to a $20.60 high over the same time period. Both metals relinquished much of their gains by year-end but finished up year-on-year, breathing new life into the precious metal mining sector. Endeavour’s share price hit a low of $1 per share in January and ran up to $5.80 in August before backing down to the $3 range in December.

At the beginning of the year, our mandate was to protect the Company by improving our mine safety performance, making a profit, once again reducing our cash and all-in sustaining costs, preparing to close the El Cubo mine by year-end, and paying down some of our short-term debt. I am pleased to say that in 2016 we reduced the Reportable Injury Frequency Rate at the mines, made some profits, significantly strengthened the balance sheet by netting $53 million through two equity offerings, reduced operating costs for the fourth consecutive year, reversed our decision to close El Cubo, and paid down over half our outstanding debt.

Production was down slightly in 2016 compared to 2015 due to our decisions in January to reduce spending on exploration and development, which reduced our mine access and therefore metal production, and due to the Guanacevi mine falling behind plan. We were able to restart our exploration and development programs in July to refocus on expanding resources and access reserves, and we made significant improvements in the underground mine at Guanacevi. We also acquired two high grade silver-gold development projects in the historic silver mining districts of Zacatecas and Parral, Mexico and continued to advance our exciting new discovery on the Terronera property. We are now in a position to potentially build three new mines over the next three years to fuel Endeavour’s next phase of organic growth.

Exploration continued to deliver positive results in 2016, notwithstanding the initially reduced budget. Although reserves and resources both fell year-on-year due to mining depletion and reduction in mine exploration and development at the three mines, work on our exciting new Terronera discovery coupled with the newly acquired El Compas project should facilitate updated resource estimates and economic studies on both by late March, 2017.

People are Endeavour’s most important resource. In 2016, we employed 1,650 full-time employees and 900 contractors across our three operating mines, the exploration group based in Durango, administrative office in León, and our corporate head office in Vancouver. Our commitment to hire locally is evidenced by our personnel statistics. In 2016, 99.4% of our on-site personnel in operations, exploration, and administration were from Mexico.

At Endeavour, protecting the health and safety of our workers is our highest priority. In 2016, we hired a new Regional Health and Safety Manager to oversee our health and safety coordinators at each mine.

Despite our reduction of Reportable Injury Frequency Rate, Lost Time Accidents were up and we unfortunately experienced a fatality at our Guanaceví mine this past year, where a contractor tragically lost his life as a result of a rock fall incident. Additional procedures, training, and safeguards were put in place and further measures are under way. All three of our mine rescue and first aid teams qualified at regional competitions for entry in Mexico’s National Mine Rescue Competition in September 2016. At the regional competitions, Bolañitos placed first in first aid and second in brigade training, El Cubo placed first in benchman and second in mine rescue, and Guanaceví placed fourth overall.

All three of our mines once again received the Socially Responsible Company award from CEMEFI (the Mexican Center for Philanthropy) and the Alliance for Social Responsibility in 2016. Our community relations coordinators proactively engaged with the residents near each of our three mines to build trust and understanding, and to ensure our efforts to create value are aligned with both our objectives and theirs. In 2016, Endeavour continued to sponsor community health programs, environmental remediation campaigns, cultural and religious celebrations, local sports teams, kids’ camps, educational scholarships, small business training and mine skills training.

Our Environmental Policy requires that we reclaim and replant land that we disturb, often within the same year. All three Endeavour mines operate nurseries to provide seedlings for reforestation. Approximately 34,500 trees were planted in 2016, close to 25,000 of which were at exploration areas, including Terronera. Surface tailings can represent one of the more significant environmental risks of mining operations, and in keeping with industry best practices, Endeavour completed significant new investments last year to maintain or upgrade each of its three tailings facilities.

2017 will be a transformational year for Endeavour as we turn our attention from improving the performance of our three existing mines to building new mines to fuel our next phase of organic growth. I would like to thank the entire Endeavour team for their commitment to sustainability and growth, and making this company bigger and better each year.

Bradford Cooke
Chief Executive Officer
March 2017